SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.  1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONIC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	835451105
Par Value $0.01 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))

Paige S. Bass, Esq.
Vice President, General Counsel and Assistant Corporate Secretary
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
(405) 225-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

John J. Cannon III, Esq.
John A. Marzulli, Jr. Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-8159 and (212) 848-8590

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,773,334	$1,195.94

*
Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer.

These options cover an aggregate of 2,341,179 shares of the issuer’s common stock and have an aggregate value of $16,773,334 as of March 26, 2010, calculated based on a Black-Scholes option pricing model.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,195.94	Filing Party:	Sonic Corp.
Form of Registration No.:	005-41654	Date Filed:	March 31, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 31, 2010, relating to an offer by Sonic Corp., a Delaware corporation (the “Company” or “Sonic”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase up to 2,341,179 shares of the Company’s common stock, par value $0.001 per share (the “Exchange Offer”).  On April 2, 2010, Sonic sent an email communication to certain participants in the Exchange Offer regarding the Stock Option Exchange Website.  This communication is filed herewith as Exhibit (a)(1)(P).

ITEM 12.  EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010
(a)(1)(B)*	Commencement Email from Clifford Hudson to All Employees, dated March 31, 2010
(a)(1)(C)*	Email Communication to Employees, dated March 31, 2010
(a)(1)(D)*	Screen Shots of Stock Option Exchange Website
(a)(1)(E)*	Form of Paper Election Form
(a)(1)(F)*	Form of Communication to Eligible Employees Rejecting the Election Form Under the Exchange Offer
(a)(1)(G)*	Form of Notice of Withdrawal
(a)(1)(H)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I)*	Form of Reminder Communication to Eligible Employees Regarding Exchange Offer Expiration Date
(a)(1)(J)*	Form of Stock Option Exchange Acceptance Confirmation
(a)(1)(K)*	Form of Election Not to Participate in the Stock Option Exchange Offer
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (filed with the Securities and Exchange Commission on October 29, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 (filed with the Securities and Exchange Commission on January 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on January 19, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Sonic Corp.’s 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on December 3, 2009, as amended December 30, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(P)**	Email to Employees Regarding Stock Option Exchange Website
(b)	Not applicable
(d)(1)*	Sonic Corp. 2006 Long-Term Incentive Plan, as amended and restated effective January 14, 2010
(d)(2)*	Form of Award Agreement under Sonic Corp. 2006 Long-Term Incentive Plan
(d)(3)*	2001 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(d)(4)*	1991 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(g)	Not applicable
(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/s/ Stephen C. Vaughan
Stephen C. Vaughan
Executive Vice President and Chief Financial Officer

Date:           April 2, 2010

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010
(a)(1)(B)*	Commencement Email from Clifford Hudson to All Employees, dated March 31, 2010
(a)(1)(C)*	Email Communication to Employees, dated March 31, 2010
(a)(1)(D)*	Screen Shots of Stock Option Exchange Website
(a)(1)(E)*	Form of Paper Election Form
(a)(1)(F)*	Form of Communication to Eligible Employees Rejecting the Election Form Under the Exchange Offer
(a)(1)(G)*	Form of Notice of Withdrawal
(a)(1)(H)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I)*	Form of Reminder Communication to Eligible Employees Regarding Exchange Offer Expiration Date
(a)(1)(J)*	Form of Stock Option Exchange Acceptance Confirmation
(a)(1)(K)*	Form of Election Not to Participate in the Stock Option Exchange Offer
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (filed with the Securities and Exchange Commission on October 29, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 (filed with the Securities and Exchange Commission on January 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on January 19, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Sonic Corp.’s 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on December 3, 2009, as amended December 30, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(P)**	Email to Employees Regarding Stock Option Exchange Website
(b)	Not applicable
(d)(1)*	Sonic Corp. 2006 Long-Term Incentive Plan, as amended and restated effective January 14, 2010
(d)(2)*	Form of Award Agreement under Sonic Corp. 2006 Long-Term Incentive Plan
(d)(3)*	2001 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(d)(4)*	1991 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(g)	Not applicable
(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO
**	Filed herewith